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TSX.V: ELN OTCBB: ELNOF Frankfurt: E7Q FOR IMMEDIATE RELEASE

Exploration Update on the Bathurst Zinc Base Metals Mining Camp

Vancouver, B.C., January 11, 2007 – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce the diamond drilling program on the Bathurst Zinc Base Metals Mining Camp has resumed after a brief holiday break. Xstrata Zinc Canada is operating four drill rigs on pre-established targets, on behalf of El Niño, along Camel Back, Mount Fronsac North, and on the Willett Option properties. In addition, the Titan 24 ground geophysical survey has outlined numerous targets that justify the need of four rigs operating simultaneously on the Bathurst Mining Camp. The fourth rig is now operating in an area located just between the past producing Brunswick No.6 mine and the Brunswick No. 12 mine, one of the largest zinc producing mines in Canada.

This is the first year of a two year 23,500 meter drill program that began in October 2006 and will continue until March 2007. A total of 9000 meters have been drilled to date. Assay results have been released from this first 9,000 meters, and returned zinc values reaching up to 8.63% ZN over 0.70 meters included in an interval of 7.48% Zn over 1.30 meters.

El Niño has secured the financing necessary for the second year of the program that will extend from April 1st, 2007 to March 31st, 2008. The second year of the Bathurst Option will include another very intensive diamond drilling campaign with several 10,000’s metres of drilling.

El Niño is also poised to announce new acquisitions of base metal projects over the next few months that will solidify the Company as a significant mineral explorer in various regions of the world.

The foregoing is subject to regulatory approval.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release
 CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.

Toll Free: 1-800-667-1870 www.elninoventures.com

About the Bathurst Zinc Base Metals Mining Camp

The Bathurst Mining Camp is a world class mining district with full mining, milling and smelting infrastructure, containing numerous copper, zinc, lead and silver volcanogenic massive sulphide deposits of different sizes, ranging up to the Brunswick No.12 deposit which contained more than 300 million tonnes of massive sulphide. The Brunswick No.12 is owned and operated by Xstrata Zinc Canada, and is currently operating at approximately 10,000 tonnes per day.

About El Niño

El Niño is a mineral exploration company in the midst of a major drill program (in the order of 50,000 meters) that commenced in October 2006 in the Bathurst Zinc Base Metals Mining Camp, via an Option/Joint Venture Agreement with Xstrata Zinc Canada (formally Falconbridge Ltd.) This first phase of drilling will continue on through until March 2007 with the second program running until March 2008.

On Behalf of the Board Of Directors, Jean-Luc Roy President and COO	Further information: Toll Free 1.800.667.1870 or 604.685.1870 Email: info@elninoventures.com Fax 604.685.8045, or visit www.elninoventures.com 2303 West 41st Avenue, Vancouver, BC Canada V6M 2A3

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release
 CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.